Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510                                                                                 Fax: 949/673-4525

March 24, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Edwin Kim, Staff Attorney

Washington, D.C. 20549

RE:	Digital Donations Technologies, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 18, 2017

File No. 333-214601

Dear Mr. Kim:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 2 to Registration Statement on Form S-1 for Digital Donations Technologies, Inc. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated February 14, 2017 (the “Comment Letter”) in response to the filing of the Amendment No. 1 to Registration Statement on Form S-1 in January 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1.         In response to prior comment 1, we note your disclosure regarding the concurrent private placement of 5,000,000 shares of common stock. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated with your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of this offering. See Securities Act Sections Compliance and Disclosure Interpretations, Question 139.25.

Response: In response to the comment made by the Staff of the Commission, the Company’s concurrent private placement offering should not be integrated with the public offering described in the Registration Statement because the public offering contemplated by the Registration Statement is a “secondary offering” for the benefit of certain shareholders of the Company. None of the proceeds from the public offering will be received by the Company. The proceeds of the public offering will be received by the Selling Shareholders described in the Registration Statement. In contrast, the proceeds of the concurrent private placement offering described in the Registration Statement will be received by the Company.

In addition, the private placement offering described in the Registration Statement is exempt from the registration requirements of the Securities Act of 1933 under the Rule 506(c) exemption under Regulation D, which permits the use of general solicitation. A “Form D” has been filed in connection with the referenced private placement offering.

Certain Relationships and Related Transactions, page 26

2.         We note your response to prior comment 10 regarding your related party transactions. Please revise to provide more details of the loans made by Digital Donations, Inc. to a company affiliated with your two founders that was fully impaired as of December 31, 2015, as described on page 26. Please identify each related party to these transactions and provide the details required by Item 404(a)(4) of Regulation S-K. Similarly, please revise to clearly identify whether of the intangible assets currently owned by this affiliated entity and will be acquired whether they are currently described in your Business section.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to identify each related party to the referenced transactions pursuant to Item 404(a)(4) of Regulation S-K. In addition, the Company has not acquired the assets of the referenced affiliated entity nor has the Company entered into any agreements to acquire such assets; provided, however, the Company has revised its disclosures to reference the proposed transaction in the “Business” section and elsewhere in the Registration Statement and has filed the proposed term sheet as an exhibit to the Registration Statement.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 after the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses and after the filing of a subsequent amendment to the Registration Statement, which shall include the Company’s audited financial statements for the fiscal years ending 2016 and 2015.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.

Cassidy & Associates

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